INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

To the shareholders and Board of Directors Nine Alliance Science & Technology Group.

We consent to the inclusion in this Annual Form 10-K 2022, of Nine Alliance Science & Technology Group., of our report dated October 31, 2021, which includes an explanatory paragraph as to the ability of Nine Alliance Science & Technology Group to continue as a going concern, with respect to our audit of the financial statements of Nine Alliance Science & Technology Group as of September 30, 2021 & 2020, which report appears in this annual form 10-K 2022.

/s/ Zia Masood Kiani & Co.

Zia Masood Kiani & Co.

(Chartered Accountants)

Islamabad, Pakistan

Date: January 13, 2023